Exhibit (a)(1)(AAA)

Lazard Frères & Co. LLC 30 Rockefeller Plaza New York, New York 10020	LEHMAN BROTHERS 745 Seventh Avenue New York, New York 10019

Offer to Purchase

for Cash

All Outstanding Shares of

Common Stock

(Including the Associated Preferred Stock Purchase Rights)

of

NeighborCare, Inc.

at

$34.75 Net Per Share

by

Nectarine Acquisition Corp.,

a wholly owned subsidiary of

Omnicare, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 27, 2005, UNLESS THE OFFER IS EXTENDED.

July 13, 2005

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been engaged by Nectarine Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation (“Omnicare”), to act as Dealer Managers in connection with the offer being made by Omnicare, through Purchaser, to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share, including the associated preferred stock purchase rights (the “Shares”), of NeighborCare, Inc., a Pennsylvania corporation (the “Company”), at a price of $34.75 per Share, net to the seller in cash, without interest and less required withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated June 4, 2004 (the “Offer to Purchase”), as amended and supplemented by the Supplement to the Offer to Purchase, dated June 16, 2005 (the “First Supplement”), the second Supplement to the Offer to Purchase, dated July 13, 2005 (the “Second Supplement”) and the related revised (pink) Letter of Transmittal (which, together, as amended, supplemented or otherwise modified from time to time, constitute the “Offer”).

The Offer is conditioned upon, among other things, the following:

1.	The Company’s shareholders having validly tendered and not withdrawn prior to the Expiration Date (as defined in the Second Supplement) of the Offer that number of Shares which, after giving effect to the consummation of the Offer, represent at least a majority of the total voting power of all of the outstanding securities of the Company entitled to vote in the election of directors or in a merger, determined on a fully diluted basis, calculated as all of the outstanding Shares plus any Shares underlying each outstanding option; and

2.	Omnicare having available to it proceeds of the financings contemplated by its amended and restated commitment letter or such other financings that are sufficient, together with cash on hand, to consummate the Offer and the Proposed Merger and to refinance all debt of the Company that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Offer or the Proposed Merger or the financing thereof and to pay all related fees and expenses.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Second Supplement;

2.	The revised (pink) Letter of Transmittal to be used by holders of Shares in accepting the Offer and tendering Shares (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withholding);

3.	The revised (yellow) Notice of Guaranteed Delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to The Bank of New York (the “Depositary”) by the Expiration Date (as defined in the Second Supplement) or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

4.	A revised form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	Return envelope addressed to the Depositary.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT NEW YORK CITY TIME, ON JULY 27, 2005, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 6, 2005 (the “Merger Agreement”), by and among Omnicare, Purchaser and the Company. The Merger Agreement provides for, among other things, the making of the Offer by the Purchaser and further provides that the Purchaser will be merged with and into the Company (the “Proposed Merger”) as promptly as possible following the satisfaction or waiver of each of the conditions to the Proposed Merger set forth in the Merger Agreement. Following the Proposed Merger, the Company will continue as the surviving corporation, wholly owned by Omnicare, and the separate corporate existence of Purchaser will cease.

The board of directors of the Company has unanimously (1) approved the Merger Agreement, the Offer and the Proposed Merger, (2) determined that the Offer, the Proposed Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to and in the best interests of the Company and the Company’s shareholders and (3) recommended that the Company’s shareholders accept the Offer and tender their shares pursuant to the Offer and (if required by applicable Pennsylvania law) approve the Merger Agreement.

Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent or the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the revised (pink) Letter of Transmittal.

In order to accept the Offer, a duly executed and properly completed revised (pink) Letter of Transmittal, revised (green) Letter of Transmittal or original (blue) Letter of Transmittal and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other required documents, should be sent to the Depositary by 12:00 Midnight, New York City time, on July 27, 2005.

Questions or requests for assistance may be directed to Innisfree M&A Incorporated, the Information Agent, or the undersigned at the addresses and telephone numbers set forth on the back cover page of the Second Supplement. You can also obtain additional copies of the Offer to Purchase, the First Supplement, the Second Supplement, the revised (pink) Letter of Transmittal and the revised (yellow) Notice of Guaranteed Delivery from the Information Agent.

Very truly yours,

Lazard Frères & Co. LLC	Lehman Brothers Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON, THE AGENT OF PURCHASER, OMNICARE, THE DEALER MANAGERS, THE INFORMATION AGENT OR THE DEPOSITARY, OR OF ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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